Joseph P. Bartlett

Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03571-00003 Document Number: 1484857.2

August 17, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc. Form S-1 Filed June 24, 2005 File No. 333-126110

Ladies and Gentlemen:

     On behalf of Allis-Chalmers Energy Inc., this letter responds to the letter of Jennifer Hardy dated August 17, 2005, which we refer to herein as the comment letter. We have the following responses to the comments set forth in the comment letter.

     This letter is being filed simultaneously with the filing of an Amendment No. 3 to the Registration Statement, which we refer to herein as the Amendment.

Principal and Selling Stockholders, page 60

1.	We note your response to prior comment three; however, it does not appear that the exercise price of the options and warrants has been included on page 13 as stated in your response. Please revise the selling shareholder section, and elsewhere as appropriate, to state the exercise price of the options and warrants.

     The Registrant has complied with this Comment. See Pages 61 through 64 of the Amendment.

Exhibit 5.1

2.	We note that your legality opinion does not opine upon the legality of the shares of common stock to be offered for resale by the selling shareholders. Please revise.

     The Registrant has complied with this comment. See Exhibit 5.1 to the Amendment of the Amendment.

1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
Telephone: 310.553.3610     Fax: 310.553.0687     Website: www.ggfirm.com

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
August 17, 2005

     Please contact the undersigned at 310-201-7481 to discuss any questions or comments regarding this letter or the Amendment.

Very truly yours,

      /s/ Joseph P. Bartlett

Joseph P. Bartlett

JPB:sa